SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

OnSource Corporation
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           682 854 104
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                      May 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

SCHEDULE 13D
CUSIP NO. 682 854 104	Page 2 of 6 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         Osmotics Corporation

(2)	Check the Appropriate Box if a Member	(a) [ ]
	of a Group*	(b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*            OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.
Number of Shares	(7) Sole Voting Power 13,248,929
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 13,248,929
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              13,248,929 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     91.6%

(14)     Type of Reporting Person*       CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 6 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of OnSource Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5455 Spine Road, Suite C, Boulder, Colorado 80301.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)       This Statement is being filed by Osmotics Corporation, a Colorado corporation ("Osmotics"). The principal offices and place of business of Osmotics are located at 1444 Wazee Street, Suite 210, Denver, Colorado 80202. Osmotics is a privately held enterprise engaged in the development, marketing and sale of cosmetic and cosmeceutical products.

       The controlling persons of Osmotics are the members of its board of directors. Those persons are:
Steven S. Porter 1444 Wazee Street, Suite 210 Denver, Colorado 80202

       Mr. Porter's principal occupation or employment is as Chief Executive Officer and Chairman of the Board of Osmotics Pharma, Inc., and, since May 10, 2005, CEO and Chairman of the Company.

Francine E.. Porter 1444 Wazee Street, Suite 210 Denver, Colorado 80202

        Ms. Porter is the wife of Steven S. Porter. Her principal occupation or employment is as President, Secretary, Treasurer and Director of Osmotics.

Carl Genberg 1444 Wazee Street, Suite 210 Denver, Colorado 80202

        Mr. Genberg's principal occupation or employment is Senior Vice-President, Research and Development of Osmotics Pharma, Inc. and, since May 10, 2005, Senior Vice President of the Company.
Richard G. Hartigan, Jr. 1444 Wazee Street, Suite 210 Denver, Colorado 80202

        Mr. Hartigan's principal occupation or employment is as Managing Director of the Hartigan Consulting Group, which provides marketing advice to cosmetics companies.
Edward A. Lewis 1444 Wazee Street, Suite 210 Denver, Colorado 80202

Page 4 of 6 Pages

        Mr. Lewis' principal occupation or employment is as President of Lewis Natural Management Company, which is engaged in investment banking.

      (d)-(f)  All of the natural persons referred to in this Item 2 are citizens of the United States . During the last five years, none of the persons identified in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Effective May 10, 2005, OnSource Corporation (the "Company" or "OnSource") consummated an Agreement and Plan of Merger (the "Merger Agreement") between and among the Company, OnSource Acquisition Corporation, a wholly-owned subsidiary of the Company ("OAC"), and Osmotics Pharma, Inc., a Colorado corporation ("Pharma"). Pursuant to the Merger Agreement, OAC merged with and into Pharma and all outstanding shares of Pharma common stock and preferred stock were automatically converted into shares of common stock and warrants and preferred stock of the Company. As a result of the transaction, Pharma became the wholly-owned subsidiary of the Company.

       Prior to the consummation of the Merger Agreement, Osmotics was the owner of an aggregate of 12,000,000 shares of common stock of Pharma, representing approximately 98% of the pre-merger issued and outstanding shares of Pharma. In addition, Osmotics owned 1,000,000 shares of Series A Convertible Preferred Stock of Pharma. Upon consummation of the Merger Agreement, those shares of Pharma converted automatically into an aggregate of 11,191,768 shares of common stock of the Company and Warrants exercisable to purchase 1,057,161 shares of the Company's common stock at an exercise price of $2.18 per share. In addition, Osmotics was issued an additional 1,000,000 shares of Series A Convertible Preferred Stock of OnSource in the merger in conversion of its 1,000,000 shares of Series A Convertible Preferred Stock of Pharma.

ITEM 4.      PURPOSE OF TRANSACTION

       Osmotics acquired the securities pursuant to the consummation of the Merger Agreement described more fully in Item 3 above.

       Consummation of the Merger Agreement resulted in a change in control of the Company more fully described in the Company's Current Report on Form 8-K dated May 10, 2005, which Current Report on Form 8-K is incorporated by this reference into this Schedule 13D.

       The securities of the Company were acquired by Osmotics for investment. Osmotics reserves the right to acquire additional shares of the Company, either in open market purchases or in private transactions.

        Osmotics intends to undertake in the future a distribution of its shares of common stock and warrants of the Company to its shareholders, pro rata. However, the distribution of those securities will require the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"). No prediction can be made when such a distribution may be undertaken.

Page 5 of 6 Pages

       As more fully described above, the shares were acquired by Osmotics in the transaction that resulted in a material acquisition by the Company and a change in control of the Company. As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on May 10, 2005, giving effect to the transactions described in Item 3, Osmotics beneficially owned directly 11,191,678 shares of Common Stock.

        In addition, Osmotics beneficially owns directly warrants exercisable to purchase 1,057,161 shares of common stock at an exercise price of $2.18 per share.

        In addition, Osmotics beneficially owns directly 1,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred"), having a stated value of $4.00 per share. The Series A Preferred accrues a 6% cumulative dividend, is non-voting and is convertible into an equal number of shares of Common Stock under certain circumstances, and automatically in three years from the date of issuance.

        Giving effect to the securities held of record by Osmotics, Osmotics would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 13,248,929 shares of common stock, consisting of 11,191,768 shares of common stock, warrants exercisable to purchase an aggregate of 1,057,161 shares of common stock at an exercise price of $2.18 per share, and 1,000,000 shares of Series A Preferred. These securities represent 91.6% of the issued and outstanding shares of common stock of the Company, after giving effect to the acquisition of Pharma, calculated in accordance with Rule 13d-3 under the Exchange Act.

        Giving effect to the merger with Pharma, the Company had issued and outstanding 12,399,548 shares of common stock, warrants exercisable to purchase an aggregate of 3,700,011 shares at exercise prices ranging from $1.00 to $4.00 per share, 1,000,000 shares of Series A Preferred convertible into 1,000,000 shares of common stock, and 6% convertible debentures in the aggregate principal amount of $2,258,500 convertible into shares of common stock at a conversion price of $1.00 per share.

       (b)      Osmotics has the sole dispositive power with respect to all of the shares of securities identified in Item 5(a) above.

       (c)      Osmotics has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

               Osmotics has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

Page 6 of 6 Pages
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        As more fully described in Item 3 above, the securities were acquired by Osmotics in connection with the consummation of the Merger Agreement, which resulted in a material acquisition by and a change in control of the Company.

        All of the securities acquired by Osmotics in the Merger were deposited into escrow subject to a Closing Escrow Agreement pursuant to which the securities will be held pending the completion by Osmotics of the transfer of certain intellectual property rights to Pharma.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       1.        Agreement and Plan of Merger dated as of April 8, 2005 (incorporated by reference from the Company's Current Report on Form 8-K dated May 10, 2005, as filed with the Commission on April 12, 2005).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 13, 2005 (Date)
/s/ Steven S. Porter (Signature)
Chief Executive Officer (Title)